Exhibit 10.1

December 16, 2005

Mr. Albert J. Neupaver

88 Lintel Dr.

McMurray, PA 15317

Dear Al:

On behalf of the Wabtec Board of Directors, I am pleased to formally offer you the position of President and CEO of Wabtec Corporation (“the Company”). As discussed, this is subject to successful completion of reference and background checks and a successful completion of a physical examination. Please find below the terms and conditions of your employment agreement with the Company:

Title and Job Scope:	Your title will be President and CEO of Wabtec Corporation reporting directly to the Chairman of the Board of Directors of Wabtec. You will also serve as a board member on the Wabtec Board of Directors. As President and CEO, you will have overall profit and loss accountability for the Company and day to day responsibility for the business. You will also have all management report to or through you as no other management will report to the Board of Directors.

Base Salary:	Your base salary will be $600,000 effective as soon as you are available. Your position will be the Company’s highest paid position and your compensation will be monitored by the Compensation Committee of the Board of Directors, which has overall responsibility to review and monitor executive compensation.

Executive Perquisites And Benefits:

As a key member of our senior management team, you will receive a Company paid automobile (your choice) which will include lease payment, insurance and maintenance. In addition, you will receive membership for a Country club at your choice and you will also be eligible for a membership at the Duquesne club. In addition, you will also receive an annual reimbursement equal to $40,000 to reimburse you for estate and tax planning and preparation, fuel for Company car, additional club dues that have not been previously reimbursed or other out of pocket expenses related to your job. Other benefits would include participation in a 401K plan (Company contribution and match up to 6% subject to cap limitation), annual physical, participation in Company medical, dental, vision plan, flexible spending accounts, long term and short term disability plans, basic life insurance equal to $750,000 and participation in the Company’s discounted stock purchase program (up to $25,000 of Wabtec stock each year discounted at 15% subject to plan rules).

Executive Bonus Plan:	Your participation in the Wabtec Executive Bonus Plan will be at a 50% target incentive. The bonus is a function of the Company’s overall financial performance, your personal performance and Board approval. Although your target bonus is set at 50% of your base salary, you have the potential to earn as much as 112.50% of your base salary under this plan- (copy of plan attached). For the 2006 year, the Company would guarantee a minimum payout equal to one half your target bonus.

Long Term Incentive Plan (Three Yr Plan):

Beginning in 2006, you will participate in the Company’s three year long term incentive plan. This plan is designed to reward executives on meeting or exceeding Economic Profit growth goals. The plan is structured as a rolling three year plan, meaning each year would form a new performance cycle, i.e. (2006-2008),

(2007-2009) etc. Each executive selected to participate in this plan will receive a target grant of performance units at the beginning of each three year performance cycle. The actual number of performance units earned at the end of the period will depend on Wabtec’s ability to achieve threshold, target and maximum performance goals. Your target grant is anticipated to be 30,000 shares annually subject to board approval. If the Company achieves the minimum or threshold Economic Profit goals over the three year period, you would receive one half of your target performance units or 15,000 Wabtec shares. On the other hand, if the Company achieves the maximum Economic Profit goals over the three year performance period, you would receive two times your target shares or 60,000 Wabtec shares. Since this is a rolling plan, this would be reset each year and a new three year plan would be established. As you can see, the potential for rapid stock accumulation certainly exists as Wabtec performs under this plan (copy of plan attached).

Stock Options:	The Compensation Committee and the Board of Directors evaluates the stock option plan on an annual basis. Based on past practice, the Company has awarded an annual stock option grant to the Chief Executive Officer in the range of 50,000 – 75,000. This grant is typically awarded in the February board meeting of each year and is subject to Compensation Committee approval.

Make Whole Provision:	Please see attached Exhibit A. We have valued our make whole proposal at approximately $2,340,000. Upon authorization of the Compensation Committee, we would grant you 90,000 shares of restricted stock vesting in annual 25% increments from your start date. In the event that you resign, quit or voluntarily leave the Company, you would only receive the shares that have vested. In the event that you are terminated for reasons other than cause, including death or disability, you will receive the entire 90,000 shares.

Severance:	In the event your employment is terminated with the Company in the first two years of your employment for reasons other than discharge for cause, death or disability, we will enter into an agreement wherein you will receive twenty four months of your current base salary and target bonus upon termination plus continued participation in the Company’s medical benefit program for two years from your termination date. After you have been with the Company for two years, you would then be eligible for a normal severance for executives. In the event that your employment is terminated due to a change of control (double trigger) your severance would be equal to two times your base and target bonus and you would be eligible to participate in the Company’s medical benefit program for two years from your termination date. In either scenario, you would be eligible to receive continued benefits under COBRA for an additional eighteen months after your coverage with the Company terminates.

If the foregoing is acceptable, please indicate your acceptance to this offer by signing below.

Al, we are confident that you are going to be a tremendous success to Wabtec. I personally look forward to a mutually beneficial association.

Yours truly,

/s/ William E. Kassling
William E. Kassling
Chairman, President and CEO

AGREED:

/s/ Albert J. Neupaver
Albert J. Neupaver